Exhibit 12
Statement Re Computation of Ratios
Meta Financial Group, Inc.
Computation of the Ratio of Earnings to Fixed Charges
($ in Thousands)

	Six Months Ended March 31,			Year Ended September 30,
	2016	2015	2015	2014	2013	2012	2011

Fixed charges:
Interest expense	$1,411	$1,134	$2,387	$2,398	$2,954	$3,563	$4,747
Portion of rental expense which represents interest factor	331	242	538	475	515	540	561
Total Fixed Charges	$1,742	$1,376	$2,925	$2,873	$3,469	$4,103	$5,308
Earnings available for fixed charges:
Pre-tax income (loss)	$21,471	$10,027	$19,423	$18,619	$17,122	$26,796	$8,263
Add: Fixed charges	1,742	1,376	2,925	2,873	3,469	4,103	5,308
Total Earnings available for fixed charges	$23,213	$11,403	$22,348	$21,492	$20,591	$30,899	$13,571
Ratios of earnings to fixed charges	13.33x	8.29x	7.64x	7.48x	5.94x	7.53x	2.56x